UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2015

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated June 10, 2015 titled “GeoPark Announces Independent Exploration Potential Evaluation of Latin American Portfolio of 770 million – 1.5 billion BOE”

FOR IMMEDIATE RELEASE

GEOPARK ANNOUNCES INDEPENDENT EXPLORATION POTENTIAL EVALUATION OF LATIN AMERICAN PORTFOLIO OF 770 MILLION – 1.5 BILLION BOE

Santiago, Chile – July 6, 2015 -- GeoPark Limited (“GeoPark”) (NYSE: GPRK), the Latin American oil and gas explorer, operator and consolidator with operations and producing properties in Colombia, Chile, Brazil, Argentina and Peru1, announced today the results of an independent audit of the Company’s exploration resources as of December 31, 2014, prepared by Gaffney, Cline & Associates (“GCA”).

GeoPark has interests in 31 blocks, covering over six million acres, in 12 proven hydrocarbon basins, in five Latin American countries, with a risk-balanced mix of production, development, exploration and unconventional resource opportunities. GeoPark’s current production is approximately 19,500 BOEPD and oil and gas reserves (including Peru), as of December 31, 2014 certified by DeGolyer & MacNaughton, include proven (P1) reserves of 63 MMBOE, proven and probable (2P) reserves of 122 MMBOE, and proven, probable and possible reserves (3P) of 221 MMBOE. DeGolyer & MacNaughton has estimated the Net Present Value (NPV10) of GeoPark’s 2P reserves to be $1.7 Billion (using a forward oil price curve beginning at $50 per barrel for 2015).

GCA’s audit was focused on the evaluation of new prospective exploration resources covering 98% of GeoPark’s total exploration resources beyond its known and certified oil and gas proven, probable and possible reserves.

Year End 2014 Exploration Resource Audit Highlights

•	768 to 1,465 MMBOE of total exploration resources (including 220 to 597 MMBOE in unconventional oil resources)

•	Total exploration resources are contained in 148 opportunities (112 prospects, 30 leads, 4 plays and 2 unconventional projects) on 31 evaluated blocks in five countries

•	Total exploration resources (best case) include 634 MMbbl of oil (94%) and 251 BCF (42 MMBOE) of natural gas (6%)

•	38% or 257 MMBOE of the total conventional exploration resources (best case) are in prospects and 35% or 238 MMBOE are in leads and plays. Unconventional resources represent 27% or 181 MMBOE of the Company’s total exploration resources

Commenting, James F. Park, CEO of GeoPark, said: “This exploration resource estimate confirms the extent, depth and potential of GeoPark’s in-house project inventory and the running room we have for continued organic growth. In addition to our already-discovered and significant oil and gas reserve base (with 2P reserves over 122 million BOE), we own a big mix of assets with the potential for finding 770 million to 1.5 billion BOE of new oil and gas reserves. These represent attractive assets, located in proven hydrocarbon basins with existing infrastructure, and which are managed by GeoPark’s geoscience and operations team, with our 70+% drilling success rate since 2008 and consistent nine year growth track record.”

1 Transaction executed with Petroperu on October 1, 2014 with final closing subject to Peru Government approval.

2014 Year End Resources Summary

GeoPark engaged GCA to prepare an independent resource audit of GeoPark’s exploration properties as of December 31, 2014. The audit covered 98% of GeoPark’s total exploration opportunities.

The table below represents the low, best, high and mean total oil and gas resources by country at GeoPark’s Working Interest (WI) as of December 31, 2014:

Country	Number of Opportunities	Low (MMBOE)	Best (MMBOE)	High (MMBOE)	Mean (MMBOE)	Weighted Geological Chance of Success (WGCoS)	% Oil (Best Case)
Colombia	31	16.9	32.8	59.5	36.2	25%	100%
Chile – Conventional	91	36.1	87.6	172.4	97.7	24%	56%
Chile - Unconventional*	2	42.4	181.4	597.0	220.0	10%	100%
Brazil	9	19.9	52.7	104.8	72.9	13%	94%
Argentina	4	7.3	17.3	36.7	20.1	12%	100%
Total	137	122.6	371.8	970.4	446.9	15%	89%
Peru	11	165.8	304.5	495.0	321.0	19%	100%
Total (Including Peru)	148	288.4	676.3	1,465.4	767.9	17%	94%

Further detail is provided in the attached Appendix.

(*) Unconventional includes shale oil resources in Fell Block and in Campanario Block. In case the Estratos con Favrella unconventional shale oil resources (Fell Block) prove to be commercial, the range of the final oil recovery factor assumed by GeoPark’s management for the calculation above considers: Low: 0.8%, Best: 1.26%, High: 2%, and Mean: 1.35%. The GCA audit did not cover the above recovery factors and only included an evaluation of original oil in place.

Multi-Project Risk-Balanced Portfolio

The following graph represents an approximation to illustrate GeoPark’s inventory of unrisked 3P reserves and unrisked exploratory resources:

For further information, please contact:

Pablo Ducci – Director Capital Markets pducci@geo-park.com
Santiago, Chile
T: +562 2242 9600

Find GeoPark online at www.geo-park.com

APPENDIX

Colombia:

In Colombia, GeoPark has a portfolio of 31 exploration opportunities (28 prospects and 3 leads) that consist of 100% oil.

The table below represents Colombian oil resources by block at GeoPark WI as of December 31, 2014:

Block	WI	Number of Opportunities	Low (MMBOE)	Best (MMBOE)	High (MMBOE)	Mean (MMBOE)	WGCoS	% Oil (Best Case)
CPO-4*	50%	1	1.7	4.8	13.9	6.7	26%	100%
La Cuerva	100%	8	1.0	2.3	4.4	2.5	23%	100%
Llanos 32	10%	7	0.7	1.8	3.4	1.9	26%	100%
Llanos 34	45%	6	2.4	5.2	9.3	5.6	36%	100%
Llanos 62	100%	4	0.3	0.8	1.5	0.9	22%	100%
VIM-3	100%	3	10.7	17.4	26.3	18.1	22%	100%
Yamú	79.5% - 90%	2	0.2	0.5	0.9	0.5	23%	100%
Total	-	31	16.9	32.8	59.5	36.2	25%	100%

(*) Information related to CPO-4 was estimated by GeoPark’s management and not covered by the GCA Audit. As of the date of this release, the block is still subject to the approval of ANH.

In Colombia, 93% (best case) of the Company’s total resources are located in blocks operated by GeoPark. Approximately 53% of the resources (best case) are located in the newly-awarded VIM-3 Block, in the Lower Magdalena Valley, while the remaining resources are located in the Llanos Basin.

Chile:

In Chile, GeoPark has a portfolio of 91 exploration opportunities (78 prospects and 13 leads) in conventional (consisting of 56% oil and 44% gas) and two unconventional projects (consisting of 100% oil).

The table below represents Chilean oil and gas resources by block at GeoPark’s WI as of December 31, 2014:

Block	WI	Number of Opportunities	Low (MMBOE)	Best (MMBOE)	High (MMBOE)	Mean (MMBOE)	WGCoS	% Oil (Best Case)
Otway / Tranquilo	100-50%	6	6.8	16.9	35.3	19.4	17%	0%
Fell	100%	33	16.4	41.2	81.3	45.8	20%	63%
TdF Blocks*	50-60%	52	13.1	29.6	55.8	32.6	33%	77%
Total Conventional	-	91	36.1	87.6	172.4	97.7	24%	56%
TdF Blocks*	50-60%	1	6.4	25.2	75.0	29.7	10%	100%
Fell	100%	1	36.0	156.2	522.0	190.3	10%	100%
Total Unconventional	-	2	42.4	181.4	597.0	220.0	10%	100%

(*) Includes Campanario, Isla Norte and Flamenco blocks.

In Chile, 100% (best case) of the Company’s conventional and unconventional resources are located in blocks operated by GeoPark and 100% of the resources (best case) are located in the Magallanes Basin. Fell Block represents 47% of conventional and 86% of unconventional exploration resources in the country. Chile’s blocks represent approximately 40% of the Company`s total exploration resources.

Unconventional refers to shale oil resources in Fell and Campanario blocks. In the case the Estratos con Favrella unconventional shale oil resources (Fell Block) prove to be commercial, the range of the final oil recovery factor assumed by GeoPark’s management for the calculation above considers: Low: 0.8%, Best: 1.26%, High: 2%, and Mean: 1.35%. The GCA audit did not cover the above recovery factors and only included an evaluation of original oil in place.

Brazil:

In Brazil, GeoPark has a portfolio of 9 exploration opportunities (nine leads) that consist of 94% oil.

The table below represents GeoPark’s Brazilian oil resources by block at GeoPark’s WI as of December 31, 2014:

Block	WI	Number of Opportunities	Low (MMBOE)	Best (MMBOE)	High (MMBOE)	Mean (MMBOE)	WGCoS	% Oil (Best Case)
Potiguar Blocks*	100%	4	14.3	39.0	81.8	44.4	10%	100%
Reconcavo Blocks**	100%	2	4.0	8.0	14.5	8.7	11%	100%
PN-T-597 / SEAL-T-268***	100%	3	1.6	5.7	8.5	19.8	19%	43%
Total	-	9	19.9	52.7	104.8	72.9	13%	94%

(*) Includes POT-T-619, POT-T-620- POT-T-663 and POT-T-664 blocks.

(**) Includes REC-T-85 and REC-T-94 blocks.

(***) Information related to the PN-T-597 and SEAL-T-268 blocks estimated by GeoPark’s management and not covered by the GCA Audit. As of the date of this release, the PN-T-597 block is still subject to the approval of ANP.

In Brazil, 100% (best case) of the Company’s resources are located in blocks operated by

GeoPark. Approximately 74% of the Company’s resources (best case) are located in the Potiguar Basin. Brazil’s blocks represent approximately 8% of the Company`s total exploration resources.

Peru:

In Peru, GeoPark has a portfolio of 11 exploration opportunities (five leads and six prospects) that consist of 100% oil.

The table below represents GeoPark’s Peruvian oil resources at GeoPark’s WI as of December 31, 2014:

Block	WI	Number of Opportunities	Low (MMBOE)	Best (MMBOE)	High (MMBOE)	Mean (MMBOE)	WGCoS	% Oil (Best Case)
Morona	75%	11	165.8	304.5	495.0	321.0	19%	100%
Total	-	11	165.8	304.5	495.0	321.0	19%	100%

In Peru, 100% (best case) of the resources in Peru are located in the Morona Block in the Marañon Basin, which is currently pending approval from the Peruvian Government and which is expected to be operated by GeoPark. Peru’s blocks represent approximately 45% of the Company’s total exploration resources.

Argentina:

In Argentina, GeoPark has four exploration opportunities (four plays) that consist of 100% oil.

The table below represents GeoPark’s Argentinean oil resources by block at GeoPark’s WI as of December 31, 2014:

Block	WI	Number of Opportunities	Low (MMBOE)	Best (MMBOE)	High (MMBOE)	Mean (MMBOE)	WGCoS	% Oil (Best Case)
Puelen	18%	2	2.3	5.3	11.6	6.3	14%	100%
Sierra del Nevado	18%	2	5.0	12.0	25.1	13.8	11%	100%
Total	-	4	7.3	17.3	36.7	20.1	12%	100%

In Argentina, 100% (best case) resources are located in blocks non-operated by GeoPark such as newly awarded Puelen and Sierra del Nevado Blocks. 100% of the Company’s resources (best case) are located in the Neuquen Basin. Argentina’s blocks represent approximately 2% of the Company’s total exploration resources.

GLOSSARY

1P	Proved Reserves
2P	Proved plus Probable Reserves
3P	Proved plus Probable plus Possible Reserves
BCF	Billion cubic feet
BOE	Barrels of oil equivalent (6,000 cf gas per bbl of oil equivalent)
BOEPD	Barrels of oil equivalent per day
BOPD	Barrels of oil per day
Certified Reserves	Refers to net reserves independently evaluated by the petroleum consulting firm, DeGolyer and MacNaughton
EI	Economic Interest
MBOED	Thousands of Barrels of oil equivalent per day
MMBOED	Millions of Barrels of oil equivalent per day
MMbbl	Millions of Barrels of oil
MCFPD	Thousands of standard cubic feet per day
MMCFPD	Millions of standard cubic feet per day
PDNP	Proved Developed Non-Producing Reserves
PDP	Proved Developed Producing Reserves
PUD	Proved Undeveloped Reserves
sqkm	Square kilometers
WI	Working Interest

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section of the website at www.geo-park.com

Readers are cautioned that the exploration resources disclosed in this press release are not necessarily indicative of long term performance or of ultimate recovery. Unrisked prospective resources are not risked for change of development or chance of discovery. If a discovery is made, there is no certainty that it will be developed or, if it is developed, there is no certainty as to the timing of such development. In this news release risked prospective resources have been risked for chance of discovery but have not been risked for chance of development. If a discovery is made, there is no certainty that it will be developed or, if it is developed, there is no certainty as to the timing of such development.

The accuracy of any resource estimate is a function of the quality of the available data and of engineering and geological interpretation. Results of drilling, testing and production that postdate the preparation of the estimates may justify revisions, some or all of which may be material. Accordingly, resource estimates are often different from the quantities of oil and gas that are ultimately recovered, and the timing and cost of those volumes that are recovered may vary from that assumed

The following classification of resources was used:

•	Low Estimate means there is at least a 90 percent probability (P90) that the quantities actually recovered will equal or exceed the low estimate.

•	Best Estimate means there is at least a 50 percent probability (P50) that the quantities actually recovered will equal or exceed the best estimate.

•	High Estimate means there is at least a 10 percent probability (P10) that the quantities actually recovered will equal or exceed the high estimate.

•	Mean is the mean field size or arithmetic average estimate of the quantities that will actually be recovered.

Prospective Resources are those quantities of petroleum that are estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects. Prospective Resources have both an associated “chance of discovery” and a “chance of development” (per PRMS). Prospective Resources are further subdivided in accordance with the level of certainty associated with recoverable estimates, assuming their discovery and development, and may be sub-classified based on project maturity.

There is no certainty that any portion of the Prospective Resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources. Prospective Resource volumes are presented as unrisked. The risk or chance of finding a minimum hydrocarbon volume that can flow to surface is presented as Geological Chance of Success (GCoS).

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe’’, ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to statements regarding the exploration potential evaluation of the Company’s Latin American portfolio. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see the Company’s filings with the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief FinancialOfficer

Date: July 6, 2015